C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 OCT -8 AM 7:21

Ref : EC/FL/AL/CPP/157/03

03032613

BY AIRMAIL

30th September, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

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Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated September 30, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Change of Registered Office
Date : September 29, 2003
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard **Tuesday, September 30, 2003**

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

CHANGE OF REGISTERED OFFICE

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") announces that, with effect from 1st October, 2003, the registered office of the Company will be changed to Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 29th September, 2003